Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Six months ended June 30,	Years ended December 31,
	2005	2004	2003	2002	2001	2000

Net Income	$48,169	$103,397	$86,435	$78,667	$67,558	$54,788

Fixed Charges:
Interest	17,751	31,992	24,459	21,072	23,981	29,054
Interest, discontinued operations	310	674	561	394	869	913
Amortization of fees	1,100	2,140	1,954	2,070	1,616	1,580
Interest Capitalized	625	531	697	511	385	1,048

Fixed Charges	19,786	35,337	27,671	24,047	26,851	32,595

Net Income before Fixed Charges	67,330	138,203	113,409	102,203	94,024	86,335

Divided by Fixed Charges	19,786	35,337	27,671	24,047	26,851	32,595

Ratio of Earnings to Fixed Charges	3.4	3.9	4.1	4.3	3.5	2.6

Ratio of earnings to combined fixed charges and preferred stock dividends	2.7	3.1	3.0	3.0	2.6	2.0

Preferred stock dividends	$4,702	$9,455	$9,713	$9,713	$9,712	$9,712